UNR HOLDINGS, INC.
301 East Pine Street, Suite 150
Orlando, FL  32801

November 29, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	UNR Holdings, Inc.
Registration Statement on Form S−1
Filed on June 24, 2010
File No. 333−167756

Ladies and Gentlemen:

Pursuant to Rule 477(a) of Regulation C promulgated by the U.S. Securities and Exchange Commission (the “Commission”) under the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), UNR Holdings, Inc. (the “Registrant”) hereby respectfully requests that the Commission consent to the withdrawal of the above referenced Registration Statement on Form S−1 together with all exhibits thereto (the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter.  The Registration Statement was initially filed on June 24, 2010.

The Registrant submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time and believes the withdrawal to be consistent with the public interest and the protection of investors. The Registration Statement has not been declared effective, and the Registrant confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement.

The Registrant also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Registrant further requests that all fees paid to the Commission with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, the Commission grants the application for withdrawal.

The Registrant may undertake a subsequent private offering in reliance on Rule 155(c).

Your assistance in this matter is greatly appreciated.  If you have any questions or comments regarding the foregoing application for withdrawal, please contact the undersigned at (407) 210-6541.

Very truly yours,

/s/ Alexey A. Kim
Alexey A. Kim
Chief Executive Officer